Exhibit 99.1

Navigator Gas Announces Successful Placement of 5-year Senior Unsecured Bonds in the Nordic Bond Market

LONDON, October 17, 2024 – Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) (NYSE: NVGS), the owner and operator of the world’s largest fleet of handysize liquefied gas carriers, announces that today, it has successfully placed USD 100 million of new senior unsecured bonds in the Nordic bond market. The new bonds are due to mature in October 2029 and will pay a fixed coupon of 7.25% per annum, payable semi-annually in arrears.

In connection with the issue, Navigator has today notified Nordic Trustee AS of its exercise of the call option to redeem the remaining portion of the Company’s existing USD 100 million senior unsecured bonds, maturing in September 2025, with ISIN NO0010891955 (the “Existing Bonds”). The Existing Bonds will be redeemed at a price equal to 101.60% of par value (plus accrued and unpaid interest), with a redemption date of 1 November 2024. Net proceeds from the bond issue will otherwise be used for general corporate purposes.

Arctic Securities and DNB Markets acted as Joint Global Coordinators and Joint Bookrunners, and Clarksons Securities and Fearnley Securities acted as Joint Bookrunners in the bond issue.

About Navigator Gas

Navigator Holdings Ltd. (described herein as “Navigator Gas” or the “Company”) is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation services of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia and owns a 50% share, through a joint venture, in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel, USA. Navigator Gas’ fleet consists of 56 semi- or fully-refrigerated liquefied gas carriers, 25 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with its sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties, connecting the world today, creating a sustainable tomorrow.

Navigator Gas’ common stock trades on the New York Stock Exchange under the symbol “NVGS”.

Navigator Gas

Attention:	Investor Relations investorrelations@navigatorgas.com
and randy.giveans@navigatorgas.com

Address:	333 Clay Street, Suite 2480, Houston, Texas, U.S.A. 77002
Tel: +1 713 373 6197 and +44 (0)20 7340 4850

Investor Relations / Media Advisors

Nicolas Bornozis / Paul Lampoutis

Capital Link – New York

Tel: +1-212-661-7566

Email: navigatorgas@capitallink.com

Forward looking statements

This press release contains certain “forward-looking” statements (as defined by the Securities and Exchange Commission) concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “will,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology.

These forward-looking statements involve many risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. These risks and uncertainties include but are not limited to those set forth in the periodic reports Navigator files with the U.S. Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Category: Financial